Filed Pursuant to Rule 424(b)(3)
File Number 333-119428

PROSPECTUS SUPPLEMENT NO. 6

Prospectus Supplement dated February 14, 2005
to Prospectus declared
effective on November 23, 2004
(Registration No. 333-119428)
as supplemented by that Prospectus Supplement No. 1 dated November 23, 2004, that Prospectus Supplement No. 2 dated December 21, 2004,
that Prospectus Supplement No. 3 dated January 3, 2005,
that Prospectus Supplement No. 4 dated January 14, 2005 and
that Prospectus Supplement No. 5 dated February 11, 2005

ALLIANCE PHARMACEUTICAL CORP.

This Prospectus Supplement No. 6 supplements our Prospectus dated November 23, 2004 and the Prospectus Supplement No. 1 dated November 23, 2004, Prospectus Supplement No. 2 dated December 21, 2004, Prospectus Supplement No. 3 dated January 3, 2005, Prospectus Supplement No. 4 dated January 14, 2005 and Prospectus Supplement No. 5 dated February 11, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 6 together with the Prospectus and each prior Prospectus Supplement referenced above. This Prospectus Supplement includes the attached Quarterly Report on Form 10-QSB of Alliance Pharmaceutical Corp. for the quarter ended on December 31, 2004 filed by us with the Securities and Exchange Commission.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “ALLP.OB.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is February 14, 2005

ALLIANCE PHARMACEUTICAL CORP.

Part I Financial Information:
Item 1. Financial Statements

ALLIANCE PHARMACEUTICAL CORP.
CONDENSED CONSOLIDATED BALANCE SHEET

December 31, 2004
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$6,296,000
Other current assets	110,000

Total current assets	6,406,000
Property and equipment - net	42,000
Restricted cash	1,000,000
Other assets - net	12,000

$7,460,000

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$1,119,000
Accrued expenses	1,354,000
Senior convertible notes payable	11,362,000

Total current liabilities	13,835,000
Other liabilities	1,250,000
Stockholders' deficit:
Preferred stock - $.01 par value; 5,000,000 shares authorized;
Series F preferred stock - 793,750 issued and outstanding at
December 31, 2004	8,000
Common stock - $.01 par value; 125,000,000 shares authorized;
31,922,532 shares issued and outstanding at December 31, 2004	319,000
Additional paid-in capital	474,858,000
Accumulated deficit	(482,810,000)

Total stockholders' deficit	(7,625,000)

$7,460,000

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

ALLIANCE PHARMACEUTICAL CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,		Six months ended December 31,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Revenues:
Royalty, license and research revenue	$25,000	$47,000	$72,000	$64,000
Operating expenses:
Research and development	239,000	209,000	1,199,000	383,000
General and administrative	569,000	337,000	1,206,000	465,000

	808,000	546,000	2,405,000	848,000

Loss from operations	(783,000)	(499,000)	(2,333,000)	(784,000)
Investment income	34,000	2,000	65,000	6,000
Other income	10,000	12,000	10,000	84,000
Interest expense	(160,000)	(2,078,000)	(2,409,000)	(2,156,000)
Gain on disposition of assets	116,000	513,000	259,000	2,412,000

Net loss	$(783,000)	$(2,050,000)	$(4,408,000)	$(438,000)

Net loss per common share,
basic and diluted	$(0.02)	$(0.07)	$(0.10)	$(0.02)

Weighted average shares outstanding,
basic and diluted	31,787,000	28,301,000	44,632,000	28,140,000

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

ALLIANCE PHARMACEUTICAL CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended December 31,
	2004	2003
	(Unaudited)
Operating activities:
Net loss	$(4,408,000)	$(438,000)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	5,000	--
Accrued interest on senior convertible notes payable	170,000	--
Compensatory stock options	2,000	3,000
Beneficial conversion expense	2,238,000	2,000,000
Gain on disposition of asset	(259,000)	(2,412,000)
Changes in operating assets and liabilities:
Restricted cash and other assets	25,000	567,000
Accounts payable, accrued expenses and other liability	5,000	(1,467,000)

Net cash used in operating activities	(2,222,000)	(1,747,000)

Investing activities:
Property and equipment	(1,000)	--
Proceeds from disposition of assets	90,000	760,000

Net cash provided by investing activities	89,000	760,000

Financing activities:
Issuance of common stock	--	145,000
Proceeds from debt	--	500,000

Net cash provided by financing activities	--	645,000

Decrease in cash and cash equivalents	(2,133,000)	(342,000)
Cash and cash equivalents at beginning of period	8,429,000	763,000

Cash and cash equivalents at end of period	$6,296,000	$421,000

Supplemental disclosure of non-cash financing activities:
Issuance of common stock in exchange for cancellation of warrant	$25,000	$--

Issuance of senior convertible notes for common stock	$10,692,000	$--

Issuance of senior convertible notes for secured convertible note	$500,000	$--

Reclassification of warrant liability	$7,942,000	$--

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

ALLIANCE PHARMACEUTICAL CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

        Alliance Pharmaceutical Corp. and its subsidiaries (collectively, the “Company”, “Alliance”, “we” or “us”) are engaged in identifying, designing, and developing novel medical products. Currently, the Company is focused on developing its lead product, Oxygent™, an intravascular oxygen carrier designed to reduce the need for donor blood in surgical and other patients at risk of acute tissue hypoxia (oxygen deficiency). In addition, Alliance is developing intellectual property and know-how for potential products to treat immune disorders, including autoimmune disease, cancer and infectious disease.

Liquidity and Basis of Presentation

        The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. The Company has incurred operating losses through December 31, 2004 and has negative working capital at that date of approximately $7.4 million, which among other factors, raise substantial doubt about its ability to continue as a going concern.

        The Company believes it has sufficient working capital to fund its operations for the next 12 months. As discussed in Note 4, in June 2004, the Company completed a private placement of its common stock with net proceeds to the Company of approximately $10 million (the “June Private Placement”). In September 2004, the terms of the June Private Placement were rescinded by mutual agreement of the Company and investors holding approximately $10.7 million of the original $11 million invested by the various investors in the June Private Placement. Concurrently, the investors who elected to rescind the June Private Placement were issued senior convertible promissory notes in like investment amounts (the “Senior Notes”). Due to certain restrictive covenants, including, without limitation, a covenant that the Company maintain at least $5.5 million in cash or cash equivalents on hand at all times while the Senior Notes are outstanding, the Senior Notes may become current prior to June 30, 2005. If this were to occur, the Company would have to raise additional funds to repay the Senior Notes or renegotiate their terms. The accompanying unaudited condensed consolidated financial statements do not include the adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

Principles of Consolidation

        The consolidated financial statements include the accounts of Alliance Pharmaceutical Corp., the accounts of its wholly owned subsidiaries Molecular Biosystems, Inc. (“MBI”), Astral, Inc. (“Astral”), MDV Technologies, Inc., Alliance Pharmaceutical GmbH, its majority-owned subsidiary Talco Pharmaceutical, Inc., and its majority-owned subsidiary PFC Therapeutics, LLC (“PFC Therapeutics”) from June 18, 2003, when Alliance acquired Baxter Healthcare Corporation’s (“Baxter”) ownership interest. The Company’s subsidiaries have minimal operations and all significant intercompany accounts and transactions have been eliminated.

Interim Unaudited Condensed Financial Statements

        The condensed consolidated balance sheet as of December 31, 2004, the condensed consolidated statements of operations for the three months and six months ended December 31, 2004 and 2003, and the condensed consolidated statements of cash flows for the six months ended December 31, 2004 and 2003 are unaudited. In the opinion of management, such unaudited financial statements include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for the periods presented. Interim results are not necessarily indicative of the results to be expected for the full year. The financial statements should be read in conjunction with the Company’s audited consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-KSB for the year ended June 30, 2004.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the condensed consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

        Cash and cash equivalents are financial instruments that potentially subject the Company to concentration of credit risk. The Company invests its excess cash primarily in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity. These guidelines are reviewed periodically and modified to take advantage of trends in yields and interest rates.

Revenue Recognition

        Revenue is generally recognized when all contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

        Licensing and Royalty Revenues

        Licensing and royalty revenues for which no services are required to be performed in the future are recognized immediately, if collectibility is reasonably assured.

Research and Development Expenses

        Research and development expenditures are charged to expense as incurred. Research and development expenditures include the cost of salaries and benefits for clinical, scientific, manufacturing, engineering and operations personnel, payments to outside researchers for preclinical and clinical trials and other product development work, payments related to facility lease and utility expenses, depreciation and amortization, patent costs, as well as other expenditures. In the six-month periods ended December 31, 2004 and 2003, the Company incurred research and development expenses of $1.2 million and $383,000, respectively.

Computation of Net Loss Per Common Share

        Basic loss per share was computed by dividing the net loss by the weighted average number of common shares outstanding during the period. All potential dilutive common shares have been excluded from the calculation of diluted loss per share for the three months and six months ended December 31, 2004 and 2003, as their inclusion would be anti-dilutive.

Accounting for Stock-Based Compensation

        The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”. The Company in its financial statements applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock option plans, and accordingly, no compensation cost has been recognized for stock options in the three-month and six-month periods ended December 31, 2004 or 2003. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date and amortized to expense over their vesting period as prescribed by SFAS No. 123, the Company’s net loss and net loss per share would have been adjusted to the pro forma amounts indicated below for the three months and six months ended December 31:

	Three Months Ended December 31, 2004	Three Months Ended December 31, 2003	Six Months Ended December 31, 2004	Six Months Ended December 31, 2003
Net loss:
As reported	$(783,000)	$(2,050,000)	$(4,408,000)	$(438,000)
Fair value of stock-based
employee compensation	(157,000)	(198,000)	(317,000)	(393,000)

Pro forma	$(940,000)	$(2,248,000)	$(4,725,000)	$(831,000)

Net loss per share, basic and diluted
As reported	$(0.02)	$(0.07)	$(0.10)	$(0.02)
Pro forma	$(0.03)	$(0.08)	$(0.11)	$(0.03)

        The impact of outstanding non-vested stock options granted prior to 1996 (the effective date of SFAS 123) has been excluded from the pro forma calculations; accordingly, the pro forma adjustments for the three-month and six-month periods ended December 31, 2004 and 2003 are not indicative of future period pro forma adjustments if the calculation reflected all applicable stock options. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions for the periods, respectively: risk-free interest rate range of 1.7% to 4.6% and 3.25% to 6.5%; dividend yield of 0% for all periods; volatility factor of 139% and 135%; and a weighted–average expected term of 7 years for all periods. The estimated weighted average fair value at grant date for the options granted during the periods ended December 31, 2004 and 2003 was $0.24 and $0.16 per option, respectively.

Recently Issued Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” Statement 123(R) to provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company is in the process of evaluating whether the adoption of SFAS 123(R) will have a significant impact on the Company’s overall results of operations or financial position.

Comprehensive Income (Loss)

        The Company did not have any items of comprehensive income during the three-month and six-month periods ended December 31, 2004 and 2003.

2.	PFC THERAPEUTICS, LLC

        In June 2003, Alliance acquired Baxter’s 50% interest in PFC Therapeutics in exchange for contingent payments to Baxter based on the future commercial sales of Oxygent and other products. The fee to Baxter is 2% of all of Alliance’s or PFC Therapeutics’ future gross sales, if any, of the products, with a maximum fee of $30 million. In accordance with SFAS No. 141, Business Combinations, the Company has not recorded the value of the potential consideration to be issued to Baxter for Baxter’s ownership interest in PFC Therapeutics as the future payments are contingent on future commercial sales of an undeveloped product.

        PFC Therapeutics has had no operating activity (except the purchase of the prepaid royalty of $10 million from Alliance in 2000) since inception of the joint venture.

        Also in June 2003, Alliance and certain of its creditors entered into an agreement (the “Participation Agreement”), which, among other things, granted each creditor an ownership interest in the Oxygent Business (as defined in the Participation Agreement). In April 2004, Alliance agreed to issue each of these creditors a warrant to purchase a certain number of shares of Alliance’s common stock. In exchange for the issuance of the warrants, these creditors agreed to assign all of their rights under the Participation Agreement to Alliance. The fair value of the warrants issued as determined using Black-Scholes was $2.3 million as recorded in fiscal year 2004. The total ownership interest the creditors assigned back to Alliance was 11.2% during fiscal year 2004.

        On April 5, 2004, PFC Therapeutics, and Nycomed Denmark ApS (“Nycomed”), a leading European pharmaceutical company, signed a collaboration agreement for Nycomed to develop and commercialize Oxygent in Europe (the “Nycomed Agreement”). Under the terms of the agreement, Nycomed was to be responsible for the remaining clinical and regulatory development, and future marketing of Oxygent within a broad European territory. The agreement also included an option for Nycomed to acquire Oxygent rights for China. On July 2, 2004, Nycomed notified Alliance that it was terminating the agreement effective August 16, 2004. Therefore, the rights to Oxygent in Europe and China have reverted back to PFC Therapeutics, and the Company is actively looking for a new partner or partners to develop and commercialize Oxygent in both of these regions.

        On April 19, 2004, PFC Therapeutics and Il Yang Pharm. Co., Ltd. (“Il Yang”), a leading South Korean pharmaceutical research and development and marketing company, signed a licensing, development and marketing agreement granting Il Yang exclusive rights to promote, market, distribute and sell Oxygent for any approved clinical use, including all future approved uses, in South Korea. Under terms of the agreement, PFC Therapeutics will be initially responsible for the commercial supply of Oxygent to Il Yang and will receive a royalty on Oxygent sales following commercialization. Il Yang will also make certain future payments on the completion of various regulatory milestones for development in Europe and the U.S.

        On December 22, 2004, PFC Therapeutics and LEO Pharma A/S (“LEO”), one of the leading Danish research-based pharmaceutical companies that markets significant products within the fields of dermatology, metabolic and cardiovascular diseases and ophthalmology and antibiotics, signed an Exclusivity Agreement to enter into a License Agreement, subject to continued due diligence by LEO, to develop and commercialize Oxygent in Europe (EU member countries, EU membership applicants, Norway and Switzerland) and Canada. The terms of the License Agreement, if entered into, will include certain initial and future payments to PFC Therapeutics upon the completion of various regulatory and commercial milestones for Oxygent development in Europe and royalties on commercial sales of Oxygent in Europe and Canada.

3.	SALE OF IMAGENT® BUSINESS

        On June 18, 2003, Imcor Pharmaceutical Co. (“Imcor”), formerly known as Photogen Technologies, Inc., acquired certain assets and assumed certain liabilities from Alliance. The assets acquired by Imcor included all of Alliance’s assets related to designing, developing, manufacturing, marketing, selling, licensing, supporting and maintaining its Imagent product, an ultrasound contrast agent that was approved by the Federal Food & Drug Administration (“FDA”) for marketing in the U.S. in June 2002. The amount of consideration was determined through arms-length negotiation. To the extent obligations with certain creditors were completely settled, Alliance recorded a gain from sale of assets of $10.6 million during the year ended June 30, 2003, $15 million during the year ended June 30, 2004, and $259,000 for the six months ended December 31, 2004 related to the disposition of this asset.

        For the six months ended December 31, 2004, Alliance recorded $259,000 as a gain on the disposition of an asset as a result of Imcor funding $90,000 of Alliance’s obligations, and $169,000 related to creditor settlements or Imcor’s assumed obligations of Alliance. To date, Alliance has recorded $25.9 million as a gain on the disposition of an asset as a result of Imcor issuing shares of its stock valued at $3.7 million to Alliance creditors, Imcor funding $1.6 million of Alliance’s obligations, and $20.5 million related to settlement agreements or Imcor’s assumed obligations of Alliance. The remaining required cash payments by Imcor will not be applied against the corresponding liabilities of Alliance until Alliance is legally released from the associated liabilities. Alliance will record an additional gain on disposition of asset at the time that Alliance is legally released from the liabilities. The balance owed by Imcor to Alliance to settle remaining liabilities at December 31, 2004 was approximately $270,000.

        In addition, subsequent to the closing and through 2010, Imcor is obligated to pay Alliance further consideration in the form of an earn-out based on Imagent revenue invoiced (subject to certain reductions).

        The amount of the earn-out will equal, for each year of the earn-out: (i) 7.5% of Imagent revenue up to $20 million; (ii) 10% of Imagent revenue between $20 million and $30 million; (iii) 15% of Imagent revenue between $30 million and $40 million; and (iv) 20% of Imagent revenue above $40 million. The earn-out will be reduced by amounts Imcor must pay pursuant to a license agreement with Schering Aktiengesellschaft (“Schering”), net of payments they receive from Schering under the license, and amounts of any indemnification claims Imcor has against Alliance. The earn-out is subject to three additional offsets (which are to be applied in the manner described in the Asset Purchase Agreement dated June 18, 2003 by and between Alliance and Imcor (the “Asset Purchase Agreement”)) that entitle Imcor to retain portions of the earn-out otherwise payable to Alliance:

•	Up to approximately $1.6 million for an earn-out reduction, depending on the satisfaction of certain conditions;

•	The amount of any payments not committed to at closing that Imcor makes after the closing to Alliance’s creditors plus up to $1 million of litigation expenses for certain patent and other litigation; and

•	Between $4 million and $5 million, which is the principal and accrued interest under Imcor’s prior bridge loans to Alliance, depending on the satisfaction of certain conditions.

        The detail of items comprising the gain on disposition of Imagent assets for the six months ended December 31, 2004 and 2003 is calculated as follows (in thousands):

Six Months Ended December 31:	2004	2003
Cash payments funded by Imcor for liabilities of Alliance	$90	$760
Assumption by Imcor of operating liabilities and other debt
and settlements with vendors and creditors of Alliance	169	1,652

Gain on sale of assets of Imagent to Imcor	$259	$2,412

4.	DEBT OBLIGATIONS

PFC Note

        On November 20, 2003, PFC Therapeutics issued a secured convertible note in the principal amount of $500,000 (the “PFC Note”) to an investor. The investor also received a warrant to purchase a number of units of ownership interests of PFC Therapeutics representing 10% of its issued and outstanding units (determined on a fully-diluted basis on the date of exercise of the warrant) at an exercise price of $0.01 per unit, at any time or from time to time from January 31, 2004 to and including January 31, 2009. The principal amount of the PFC Note was classified in the other liabilities section of the Consolidated Balance Sheet at June 30, 2004. The Company had recorded imputed interest expense of $1 million based on the estimated fair value of the warrant. In September 2004, the holder of the PFC Note exchanged such warrant for 2,500,000 shares of common stock of the Company, which were issued in October 2004, valued at $1 million based on the estimated fair value on the date of grant, and the PFC Note for a Senior Note (described below) in the principal amount of $500,000 payable directly by the Company. The principal plus interest due on all of the Senior Notes is included in the current liabilities section of the unaudited condensed consolidated balance sheet at December 31, 2004.

June Private Placement

        In June 2004, the Company completed its June Private Placement, a private placement of 31,427,137 shares of its common stock for aggregate gross proceeds of approximately $11 million. Net proceeds from the transaction, after issuance costs and placement fees, were approximately $10 million. In connection with this transaction, the Company also issued five-year warrants to purchase an additional 23,570,357 shares of its common stock at an exercise price of $0.50 per share. In addition, the Company issued warrants to the placement agent to purchase 1,571,357 shares of its common stock. Pursuant to the terms of the registration rights agreements entered into in connection with the June Private Placement, the Company was required to pay a cash penalty if it failed to file with the SEC a registration statement under the Securities Act of 1933, as amended, covering the resale of all of the common stock purchased and the common stock underlying the issued warrants, including the common stock underlying the placement agent’s warrants. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: no dividend, risk-free interest rate of 3.4%, the contractual life of 5 years and volatility of 139%. In accordance with Emerging Issues Task Force (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed To and Potentially Settled In a Company’s Own Common Stock”, the estimated fair value in the amount of $7.9 million was recorded as a liability, with an offsetting charge to additional paid-in capital at June 30, 2004. The warrant liability was reclassified to additional paid-in capital as of September 30, 2004, the date of effectiveness of the registration statement, which is the date the potential for a cash penalty ceased.

        On July 2, 2004, Nycomed notified the Company that it was unilaterally terminating the Nycomed Agreement (see Note 2) effective August 16, 2004. Subsequently, a dispute arose between the Company and some of its investors who participated in the June Private Placement. After considering all of the facts and circumstances relevant to the dispute, the Company’s board of directors determined that it was in the Company’s and the Company’s stockholders’ best interests to offer, as a settlement of the dispute, to rescind the June Private Placement.

        On September 24, 2004, investors holding 30,546,423 shares of common stock and warrants to purchase 22,909,821 shares of common stock representing approximately $10.7 million of the approximately $11 million invested in the June Private Placement elected to rescind the June Private Placement. In doing so, each of these investors returned to the Company its stock certificate representing the number of shares and the warrant that it received in the June Private Placement for cancellation. Immediately thereafter, these same investors entered into the Senior Note Purchase Agreement whereby the Company issued to such investors Senior Notes convertible into common stock at $0.25 per share in principal amounts equal to the amounts such investors invested in the June Private Placement.

        After giving effect to both transactions, the Company issued 880,714 shares of common stock, warrants to purchase 660,536 shares of common stock remained outstanding from the June Private Placement, and the Company issued Senior Notes in an aggregate principal amount of approximately $10.7 million.

        The Company recorded a beneficial conversion feature (“BCF”) charge of $2.2 million (included in interest expense) at September 30, 2004, based on the difference between the $0.25 conversion rate of the Senior Notes and the closing price of $0.30 of the Company’s common stock on September 24, 2004. Such BCF charge includes the conversion of the $500,000 PFC Note.

        The Senior Notes are due the earlier of March 24, 2006, or an event of default (as defined). The Senior Notes can be converted at anytime prior to the maturity date at the conversion price of $0.25. Due to certain restrictive covenants, including, without limitation, a covenant that the Company maintain at least $5.5 million in cash or cash equivalents on hand at all times while the Senior Notes are outstanding, the Senior Notes may become current prior to June 30, 2005. Based on these covenants, the Company has recorded the Senior Notes and the accrued interest on such notes as a current liability.

Astral Liabilities

        In December 2002, we entered into an exclusive license agreement with Mixture Sciences, Inc. (“Mixture Sciences”) for Mixture Sciences to acquire all rights to a proprietary immunotherapy platform technology developed by Astral. Mixture Sciences provided financing to support the overhead and salaries of key employees involved with this technology for a secured position in the technology subject to a royalty-bearing license. We had certain rights to repurchase the technology by paying Mixture Sciences a break-up fee. In satisfaction of the break-up fee, Astral assigned two Patent Cooperation Treaty (“PCT”) applications to Mixture Sciences. We recorded the funds received from Mixture Sciences totaling $285,000 as license revenues during the year ended June 30, 2004. On September 27, 2004, Astral and Mixture Sciences entered into an assignment agreement whereby Mixture Sciences reassigned all rights to the proprietary immunotherapy platform, including the PCT applications, back to Astral in exchange for payments of $300,000 of cash and $420,000 of stock of either Astral or Alliance, which must be paid prior to December 31, 2005. Upon the signing of the agreement the Company made the first cash payment of $100,000 to Mixture Sciences and recorded the remaining cash payments of $200,000 and the $420,000 of stock due as accrued expenses, which is included in the condensed consolidated balance sheet at December 31, 2004.

Other Commitments

        Pursuant to a settlement agreement with a former landlord, the Company has a commitment to pay $420,000 over the next 9 months. Alliance has made payments totaling $265,000 and has included the balance of the compromised amount in current liabilities in the condensed consolidated balance sheet at December 31, 2004.

5.	PREFERRED STOCK

        In May 2000, Alliance entered into a joint venture with Baxter and sold 500,000 shares of its Series F Preferred Stock for $20 million. Subsequently, the Company sold 293,750 additional shares for $11.75 million. The shares are convertible at the option of Baxter.

        In March 2004, Alliance terminated its license agreement with PFC Therapeutics and therefore, the conversion price of the Series F Preferred Stock to common stock is fixed at $50 per common share (post-reverse split of 5:1). Based on this conversion price, the outstanding shares of Series F Preferred Stock are convertible into 635,000 shares of common stock. The Company has accounted for the Series F Preferred Stock as a component of stockholders’ equity.

6.	SUBSEQUENT EVENTS

        On January 28, 2005, MBI settled a lawsuit filed in December 2001, which alleged that MBI breached a license agreement and the plaintiff sought damages and a declaratory judgment terminating the license agreement and payment of fees and expenses. Per the terms of the settlement, MBI paid no money to the plaintiff and agreed to return patent rights to the plaintiff in the countries of Japan, South Korea and Taiwan.

        Subsequent to December 31, 2004 and as of February 9, 2005, holders of certain Senior Notes converted an aggregate of $295,000 in principal amount and $4,419 in accrued interest into an aggregate of 1,197,674 of our common stock at a conversion price of $0.25 per share.

Item 2. Management’s Discussion and Analysis or Plan of Operations

(References to years are to the Company’s fiscal years ended June 30.)

Plan of Operations

        Since our inception in 1983, we have financed our operations primarily through the sale of equity and debt securities, and we have applied substantially all of our resources to research and development programs and to clinical trials. We have incurred operating losses since inception and, as of December 31, 2004, have an accumulated deficit of $482.8 million. We expect to incur significant operating losses over at least the next few years as we continue our research and product development efforts and attempt to commercialize our products.

        Our revenues from operations have come primarily from collaborations with corporate partners, including research and development, milestone and royalty payments. Our expenses have consisted primarily of research and development costs and administrative costs. To date, our revenues from the sale of products have not been significant. We believe our future operating results may be subject to quarterly fluctuations due to a variety of factors, including the timing of future collaborations and the achievement of milestones under collaborative agreements, whether and when new products are successfully developed and introduced by us or our competitors, and market acceptance of products under development.

Forward-Looking Information

        Except for historical information, the statements made herein and elsewhere are forward-looking. The Company wishes to caution readers that these statements are only predictions and that the Company’s business is subject to significant risks. The factors discussed herein and other important factors, in some cases have affected, and in the future could affect, the Company’s actual results and could cause the Company’s actual consolidated results for 2005, and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks include, but are not limited to, the inability to obtain adequate financing for the Company’s development efforts; the inability to enter into collaborative relationships to further develop and commercialize the Company’s products; changes in any such relationships, or the inability of any collaborative partner to adequately commercialize any of the Company’s products; the uncertainties associated with the lengthy regulatory approval process, including uncertainties associated with FDA decisions and timing on product development or approval; and the uncertainties associated with obtaining and enforcing patents important to the Company’s business; and possible competition from other products. Furthermore, even if the Company’s products appear promising at an early stage of development, they may not reach the market for a number of important reasons. Such reasons include, but are not limited to, the possibilities that the potential products will be found ineffective during clinical trials; failure to receive necessary regulatory approvals; difficulties in manufacturing on a large scale; failure to obtain market acceptance; and the inability to commercialize because of proprietary rights of third parties. The research, development, and market introduction of new products will require the application of considerable technical and financial resources, while revenues generated from such products, assuming they are developed successfully, may not be realized for several years. Other material and unpredictable factors which could affect operating results include, without limitation, the uncertainty of the timing of product approvals and introductions and of sales growth; the ability to obtain necessary raw materials at cost-effective prices or at all; the effect of possible technology and/or other business acquisitions or transactions; and the increasing emphasis on controlling healthcare costs and potential legislation or regulation of healthcare pricing. Further cautionary information is contained in documents the Company files with the Securities and Exchange Commission from time to time, including the Company’s most recently filed Annual Report on Form 10-KSB, and you are encouraged to read the section entitled, “Risk Factors” included in the Company’s most recently filed Annual Report on Form 10-KSB.

Research and Development

        For the six months ended December 31, 2004 and 2003, we incurred research and development expenses of $307,000 and $209,000, respectively, for Oxygent, an intravascular oxygen carrier that we are developing to augment oxygen delivery in surgical and other patients at risk of acute oxygen deficit. Research and development costs to date for our oxygen-therapeutic product candidates, including Oxygent, total approximately $156.3 million. While difficult to predict, we estimate that the completion of clinical trials for Oxygent will cost at least an additional $60 million. We do not anticipate that Oxygent will reach the market for several years, if at all, and, because of the numerous risks and uncertainties associated with product development efforts, we are unable to predict with any certainty the extent of any future expenditures or when material net cash inflows from Oxygent may commence, if at all.

        Astral, our wholly owned subsidiary, is engaged in the development of immunoglobulins that are engineered to bear specific disease-associated peptides. For the six months ended December 31, 2004 and 2003, Astral incurred research and development expenses of $892,000, largely due to the $720,000 expense of the assignment of intellectual property agreement with Mixture Sciences, and $174,000, respectively. Astral’s research and development costs to date total approximately $12 million. Because of the numerous risks and uncertainties associated with early-stage technology platform research efforts, we are unable to estimate with any certainty the costs of continued development of Astral’s product candidates for commercialization. We do not anticipate that any of Astral’s early-stage product candidates will reach the market for at least several years, if at all.

        In December 2002, we entered into an exclusive license agreement with Mixture Sciences for Mixture Sciences to acquire all rights to a proprietary immunotherapy platform technology developed by Astral. Mixture Sciences provided financing to support the overhead and salaries of key employees involved with this technology for a secured position in the technology subject to a royalty-bearing license. We had certain rights to repurchase the technology by paying Mixture Sciences a break-up fee. In satisfaction of the break-up fee, Astral assigned two PCT applications to Mixture Sciences. We recorded the funds received from Mixture Sciences totaling $285,000 as license revenues during the year ended June 30, 2004. On September 27, 2004, Astral and Mixture Sciences entered into an assignment agreement whereby Mixture Sciences reassigned all rights to the proprietary immunotherapy platform, including the PCT applications, back to Astral in exchange for payments of $300,000 of cash and $420,000 of stock of either Astral or Alliance. Upon the signing of the agreement the Company made the first cash payment of $100,000 to Mixture Sciences and recorded the remaining cash payments of $200,000 and the $420,000 fair value of common stock due as accrued expenses, which are included in the condensed consolidated balance sheet at December 31, 2004.

Results of Operations

Six Months ended December 31, 2004 as Compared with Six Months ended December 31, 2003

        For the six months ended December 31, 2004, we recorded a gain on the disposition of the Imagent assets of $259,000, resulting from the recording of payments from Imcor of $90,000 to fund our obligations, and the assumption by Imcor of certain of our obligations and settlements with various vendors and creditors of $169,000 during the period in connection with the Imagent asset sale transaction. For the six months ended December 31, 2003, we recorded a gain of $2.4 million, resulting from the recording of payments of $760,000 from Imcor, and the assumption by Imcor of obligations and settlements with various vendors and creditors of $1.7 million during the period.

        Our revenue increased to $72,000 for the six months ended December 31, 2004, compared to $64,000 for the six months ended December 31, 2003. This increase was primarily due to an increase in royalties received from sales other than Imagent.

        Research and development expenses increased by $816,000, or 213%, to $1.2 million for the six months ended December 31, 2004, compared to $383,000 for the six months ended December 31, 2003. The increase in research and development expenses was primarily due to the recording of the $720,000 expense of the Mixture Sciences assignment agreement whereby Astral reacquired all rights to certain intellectual property and an increase of $96,000 spent on Oxygent-related activities.

        General and administrative expenses increased by $741,000, or 159%, to $1.2 million for the six months ended December 31, 2004, compared to $465,000 for the six months ended December 31, 2003. The increase in general and administrative expenses was primarily due to a $679,000 increase in legal and accounting fees related to the June Private Placement rescission activities, including the registration of the stock underlying the Senior Notes, and $62,000 increase in public company expenses due to the timing difference between the two annual meetings.

        Investment income increased by $59,000 to $65,000 for the six months ended December 31, 2004, compared to $6,000 for the six months ended December 31, 2003. The increase was primarily a result of higher cash balances during the period because of the receipt of funds from the June Private Placement.

        Other income was $10,000 for the six months ended December 31, 2004, a result of proceeds recorded from the sale of raw material, compared to $84,000 for the six months ended December 31, 2003, which was primarily a result of proceeds recorded from insurance dividends and distributions (most of which was reclassified at June 30, 2004).

        Interest expense was $2.4 million for the six months ended December 31, 2004, compared to $2.2 million for the six months ended December 31, 2003. The expense for the current period was primarily the result of the BCF expense recorded in connection with the exchange of the Company’s common stock for the Senior Notes on September 24, 2004 and the accrued interest on such Senior Notes. The expense for the prior period was primarily the result of the valuation of the warrant and estimated fair value of the common stock issued in connection with the cancellation of such warrant of $2 million recorded in connection with the issuance of the PFC Note and the subsequent Senior Note.

Three Months ended December 31, 2004 as Compared with Three Months ended December 31, 2003

        For the three months ended December 31, 2004, we recorded a gain on the disposition of the Imagent assets of $116,000, resulting from the recording of the assumption by Imcor of certain of our obligations and settlements with various vendors and creditors during the period in connection with the Imagent asset sale transaction. For the three months ended December 31, 2003, we recorded a gain of $513,000, resulting from the recording of payments of $498,000 from Imcor and settlements with various vendors and creditors of $15,000 during the period.

        Our revenue decreased to $25,000 for the three months ended December 31, 2004, compared to $47,000 for the three months ended December 31, 2003. This decrease was primarily due to a decrease in royalties received from sales other than Imagent.

        Research and development expenses increased by $30,000, or 14%, to $239,000 for the three months ended December 31, 2004, compared to $209,000 for the three months ended December 31, 2003. The increase in research and development expenses was primarily due to certain Oxygent development activities.

        General and administrative expenses increased by $232,000, or 69%, to $569,000 for the three months ended December 31, 2004, compared to $337,000 for the three months ended December 31, 2003. The increase in general and administrative expenses was primarily due to a $174,000 increase in legal and accounting fees related to the June Private Placement rescission activities, including the registration of the stock underlying the Senior Notes and $58,000 increase in public company expenses due to the timing difference between the two annual meetings.

        Investment income increased by $32,000 to $34,000 for the three months ended December 31, 2004, compared to $2,000 for the three months ended December 31, 2003. The increase was primarily a result of higher cash balances during the period because of the receipt of funds from the June Private Placement.

        Interest expense was $160,000 for the three months ended December 31, 2004, compared to $2.1 million for the three months ended December 31, 2003. The expense for the current period was primarily the result of recording accrued interest on the Senior Notes. The expense for the prior period was primarily the result of imputed interest for the estimated fair value of a warrant and BCF expenses of $2 million recorded in connection with the issuance of the PFC Note and the subsequent Senior Note.

Liquidity and Capital Resources

        Since inception, we have funded our operations primarily through the sale of equity securities, payments under our collaboration agreements and debt financing. From inception to December 31, 2004, we had received $243 million in net proceeds from sales of our equity securities, $258 million in payments from collaboration agreements and $74.3 million in debt financing of which $35.6 million of such debt has been converted into equity and $27.3 million of such debt has been retired through the restructuring of various agreements and the issuance of warrants to purchase our common stock.

        At December 31, 2004, we had approximately $6.3 million in cash, cash equivalents and investment securities compared to $8.4 million at June 30, 2004. The decrease resulted primarily from net cash used in operations of $2.2 million, partially offset by $90,000 received from Imcor to fund payments to vendors. At December 31, 2004, we had a net working capital deficit of $7.4 million, compared to net working capital of $5.9 million at June 30, 2004. Our operations to date have consumed substantial amounts of cash and are expected to continue to do so for the foreseeable future.

        Net cash used in operating activities totaled $2.2 million for the six months ended December 31, 2004, compared to $1.7 million for the six months ended December 31, 2003. The increase in net cash used in operating activities during the six months ended December 31, 2004 was primarily due to the increase in general and administrative costs, primarily professional fees resulting from the June Private Placement rescission and SEC-related expenses, a payment of $150,000 to a former landlord pursuant to a settlement agreement, and the increase in research and development costs, primarily the $100,000 paid to reacquire certain Astral intellectual property.

        Net cash provided by investing activities totaled $89,000 for the six months ended December 31, 2004, primarily due to proceeds of $90,000 received from Imcor to fund payments to vendors. Net cash provided by investing activities totaled $760,000 for the six months ended December 31, 2003, primarily due to proceeds from Imcor.

        At December 31, 2004, the following approximate liabilities and debt obligations were outstanding:

        (a)     $1.1 million owed to various vendors, approximately $375,000 of which is subject to settlements or reimbursements from Imcor;
        (b)     $1.4 million in accrued expenses, primarily consisting of $545,000 in rent and related expenses, $200,000 in cash and $420,000 in Astral or Alliance stock to regain exclusive rights to certain intellectual property, and $157,000 in payroll and related expenses;
        (c)     Senior Notes in the amount of $11.2 million principal and $171,000 accrued interest;
        (d)     $1.25 million in deferred royalty payments to be paid through Imagent royalty earn-outs.

        On June 18, 2003, we sold all of our assets related to our Imagent product to Imcor. To date, Imcor has issued $3.7 million of its common stock to certain of our creditors and made cash payments to us in an approximate amount of $1.6 million. In addition, Imcor has assumed or we have settled $20.5 million in liabilities in full satisfaction of $25.9 million of the foregoing debt. However, $375,000 of such debt is still outstanding and to be paid by Imcor or settled in accordance with agreements with the various debt holders. If Imcor is unable to make the necessary payments, these debt holders will have recourse against us.

        Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through strategic collaborations, private or public sales of our securities, debt financings or by licensing all or a portion of our product candidates or technology. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs or our commercialization efforts.

        In June 2004, we completed the June Private Placement, which was rescinded in September 2004 and replaced with the Senior Notes (as described in Note 4). The net proceeds to us were approximately $10 million. We believe we now have working capital to fund our operations for the next 12 months; however, due to certain restrictive covenants, including, without limitation, a covenant that the Company maintain at least $5.5 million in cash or cash equivalents on hand at all times while the Senior Notes are outstanding, the Senior Notes may become current prior to June 30, 2005. In this event the Company would have to raise additional funds to repay the Senior Notes or renegotiate their terms. Therefore, we are seeking additional collaborative research and development relationships with suitable corporate partners for our products. Further, additional equity or debt financing may be required to fund our ongoing operations. Because adequate funds have not been available to us in the past, we have already delayed our Oxygent development efforts and have delayed, scaled back, and/or eliminated one or more of our other product development programs.

        In April 2004, PFC Therapeutics and Il Yang, a leading South Korean pharmaceutical research and development and marketing company, signed a licensing, development and marketing agreement granting Il Yang exclusive rights to promote, market, distribute and sell Oxygent for any approved clinical use, including all future approved uses, in South Korea. Under terms of the agreement, PFC Therapeutics will be initially responsible for the commercial supply of Oxygent to Il Yang and will receive a royalty on Oxygent sales following commercialization. Il Yang will also make certain future payments on the completion of various regulatory milestones for development in Europe and the U.S.

        Also in April 2004, certain secured creditors that accepted an ownership interest in PFC Therapeutics in satisfaction of Alliance’s obligations and liabilities to such creditors agreed to exchange their ownership interest in PFC Therapeutics for warrants to purchase shares of Alliance’s common stock.

        On December 22, 2004, PFC Therapeutics and LEO signed an Exclusivity Agreement to enter into a License Agreement, subject to continued due diligence by LEO, to develop and commercialize Oxygent in Europe and Canada. The terms of the License Agreement, if entered into, will include certain initial and future payments to PFC Therapeutics upon the completion of various regulatory and commercial milestones for Oxygent development in Europe and royalties on commercial sales of Oxygent in Europe and Canada.

Where you can find more information

        We are subject to the informational requirements of the Securities Exchange Act and must file reports, proxy statements and other information with the SEC. The reports, information statements and other information we file with the Commission can be inspected and copied at the Commission Public Reference Room, 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy, information statements and other information regarding registrants, like us, which file electronically with the Commission.

        We were incorporated in New York in 1983. Our principal executive offices are located at 4660 La Jolla Village Dr., Suite 825, San Diego, California 92122, and our telephone number is (858) 410-5200. Our Web site is under construction.

        Our common stock is traded on the OTCBB under the symbol “ALLP.OB”.

Critical Accounting Policies

        There were no significant changes in critical accounting policies or estimates from those at June 30, 2004.

Item 3. Controls And Procedures

        (a)     Evaluation of Disclosure Controls and Procedures. The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures. Based upon that evaluation, the CEO and CFO concluded that as of December 31, 2004 our disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in the Company’s periodic filings with the SEC, subject to the various limitations on effectiveness set forth below under the heading, “Limitations on the Effectiveness of Internal Controls”, such that the information relating to the Company, required to be disclosed in SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company’s management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

        (b)     Changes in internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS ON THE EFFECTIVENESS OF INTERNAL CONTROLS

        The Company’s management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material error. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, and/or the degree of compliance with the policies or procedures may deteriorate.

Part II Other Information:
Item 1. Legal Proceedings

        On July 2, 2003, Hub Properties Trust (“Hub”) filed a lawsuit in the Superior Court of the State of California for the County of San Diego against us, Immune Complex Corporation, Immune Complex, LLC (collectively “Immune Complex”), and other parties. The suit alleges that the defendants are liable to Hub for damages stemming from Hub’s inability to lease two properties due to defendants’ failure to timely deactivate the radiological materials licenses on the properties. On August 21, 2003, Immune Complex filed its cross-complaint for indemnity against us. We have filed a cross-complaint against Hub for damages. In June of 2004, we deposited $1 million into a controlled bank account as security for any liability we may incur as a result of the Hub litigation. If Hub prevails in the litigation, it will be entitled to the funds in the controlled account up to the amount of the judgment. If the judgment exceeds the amount of money in the account, Hub may pursue other of our assets. If we prevail or the judgment is less than $1 million then any money remaining in the controlled account will be returned to us. Trial is currently scheduled for March 2005. We believe that Hub’s claims are without merit or subject to defenses; however, we do not know if we will ultimately prevail or if the outcome of the action will harm our business, financial position or results of operations.

        On June 13, 2003, we and Imcor jointly brought a patent infringement action against Amersham Health Inc., Amersham Health AS and Amersham plc (collectively, “Amersham”) in the U.S. District Court for the District of New Jersey, Civil Action No. 03-2853. The lawsuit alleges that (1) through the sale of Amersham’s Optison® product, Amersham and its related entities infringe on eight patents acquired from us by Imcor through its purchase of the Imagent assets; (2) Alliance and Imcor did not and do not infringe any Amersham patent; (3) Amersham misappropriated confidential trade secrets from Imcor (then Alliance) when Amersham (then Nycomed) was negotiating a marketing agreement for Imagent; and (4) Amersham is in violation of U.S. Antitrust laws. Alliance and Imcor are seeking damages and injunctive relief against Amersham. Amersham counterclaimed for infringement of 12 of its patents and brought counterclaims against us and our subsidiary MBI asserting breach of contract, breach of good faith and fair dealing, and tortious interference with contractual relations. Imcor is paying all costs in this lawsuit, including attorney fees and will keep any and all damages. Alliance has little financial risk in the lawsuit since all of the patents at issue and the Imagent product are now owned by Imcor. We believe our claims in this lawsuit have merit and believe Amersham’s claims are without merit and are subject to defenses; however, we do not know if we will ultimately prevail or if the outcome of the action will harm our business, financial position or results of operations.

        In December 2001, a lawsuit was filed against MBI in the U.S. District Court for the Northern District of Illinois. The plaintiff in the action alleged that MBI breached a license agreement and sought damages and a declaratory judgment terminating the license agreement, and payment of fees and expenses. In December 2003, the court entered a judgment in favor of MBI. On January 29, 2004, the court denied plaintiff’s motion to amend the judgment. On February 25, 2004, the plaintiff appealed the court’s judgment. On January 28, 2005, the parties settled the lawsuit with MBI paying no money to the plaintiff and agreeing to return patent rights to the plaintiff in the countries of Japan, South Korea and Taiwan.

        On February 23, 2001, a lawsuit was filed against us and some of our officers by two former shareholders of MBI purportedly on behalf of themselves and others. On March 1, 2001 and March 19, 2001, two additional similar lawsuits were filed by other former shareholders of MBI. The lawsuits, filed in the U.S. District Court for the Southern District of New York, allege that our registration statement filed in connection with the acquisition of MBI contains misrepresentations and omissions of material facts in violation of certain federal securities laws. In May 2001, the actions were consolidated. The plaintiffs are seeking rescission or compensatory damages, payment of fees and expenses, and further relief. In January 2002, the plaintiffs filed a second amended complaint adding an additional securities claim against us and the named officers. In August 2003, the court granted summary judgment as to certain securities claims and dismissed the claims, and denied summary judgment as to other securities claims. The parties participated in a mediation in December 2004. The mediation did not result in a settlement, but discussions are continuing. A trial date of March 23, 2005 has been set in the lawsuit. We believe that the lawsuit is completely without merit; however, we do not know if we will ultimately prevail or if the outcome of the action will harm our business, financial position or results of operations.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

        Subsequent to December 31, 2004 and as of February 9, 2005, holders of certain Senior Notes converted an aggregate of $295,000 in principal amount and $4,419 in accrued interest into an aggregate of 1,197,674 of our common stock at a conversion price of $0.25 per share.

        The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by the issuer not involving a public offering. The recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or notes in such transactions. All recipients had adequate access to information about us.

        Our ability to declare or pay a dividend on our capital stock is restricted for so long as the Senior Notes remain outstanding.

Item 3. Defaults Upon Senior Securities

        None.

Item 4. Submission of Matters to a Vote of Security Holders

        An annual meeting of shareholders of the Company was held on November 11, 2004.

Proposal 1 - Election of Directors

        The following directors were re-elected for the following year and until the election and qualification of their respective successors:

				Broker
Director	For	Against	Withheld	Non-Votes
Pedro Cuatrecasas, M.D	22,402,213	0	925,505	0
Carroll O. Johnson	22,366,369	0	961,349	0
Stephen M. McGrath	22,386,140	0	941,578	0
Jean G. Riess, Ph.D	22,387,709	0	940,009	0
Duane J. Roth	22,353,441	0	974,277	0
Theodore D. Roth	22,353,423	0	974,295	0

Proposal 2 — Amendment to 2001 Stock Option Plan to Increase Common Shares *

        The following is the vote approving the Company’s 2001 Stock Option Plan, as amended to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 4 million shares:

	For	Against	Abstain
Beneficial Common	2,009,303	1,490,829	10,161
Registered Common	1,285,119	15,044	30,358
Total Shares Voted	3,294,423	1,505,874	40,519

* Pursuant to New York law, Proposal 2 passed as a majority of the votes cast was cast in favor of the proposal.

Item 5. Other Information

        None.

Item 6. Exhibits

(a)	Index to Exhibits

Exhibit	Description

4.6	Form of Senior Convertible Promissory Note (incorporated by reference to Exhibit 4.6 of the Company's Annual Report on 10-KSB for the fiscal year ended June 30, 2004).
10.76	2001 Stock Option Plan, as amended to date (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on January 14, 2005).
10.77	Exclusivity Agreement dated December 22, 2004 between PFC Therapeutics, LLC and LEO Pharma A/S. * (1)
31.1	Certification of Chief Executive Officer and President, pursuant to Securities Exchange Act rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002. *
31.2	Certification of Chief Financial Officer, pursuant to Securities Exchange Act rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002. *
32.1	Statement of Chief Executive Officer under Section 906 of the Sarbanes Oxley Act of 2002. (18 U.S.C. Section 1350). *
32.2	Statement of Chief Financial Officer under Section 906 of the Sarbanes Oxley Act of 2002. (18 U.S.C. Section 1350). *

•	* Filed Herewith.

•	(1) Portions of this agreement have been omitted pursuant to a confidential treatment request and have been filed separately with the Commission.

SIGNATURES

        Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE PHARMACEUTICAL CORP.
(Registrant)
Date: February 14, 2005	By: /s/ Duane J. Roth
Duane J. Roth
Chairman and Chief Executive Officer
By: /s/ Edward C. Hall
Edward C. Hall
Chief Financial Officer

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
And Rules 13a-14 and 15d-14 under the Securities and Exchange Commission

        I, Duane J. Roth, certify that:

1.     I have reviewed this Quarterly Report on Form 10-QSB of Alliance Pharmaceutical Corp;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

        A.     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

        B.     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to proved reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        C.     Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

        D.     Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

        A.     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

        B.     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: February 14, 2005

By:	/s/ DUANE J. ROTH Duane J. Roth Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
And Rules 13a-14 and 15d-14 under the Securities and Exchange Commission

        I, Edward C. Hall, certify that:

1.     I have reviewed this Quarterly Report on Form 10-QSB of Alliance Pharmaceutical Corp;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

        A.     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

        B.     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to proved reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        C.     Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

        D.     Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

        A.     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

        B.     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:  February 14, 2005

By:	/s/ EDWARD C. HALL Edward C. Hall Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purpose of complying with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Chief Executive Officer of Alliance Pharmaceutical Corp. (the “Company”), hereby certify, based on my knowledge, that the Quarterly Report on Form 10-QSB of the Company for the three months and six months ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 14, 2005

By:	/s/ Duane J. Roth Duane J. Roth Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purpose of complying with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Chief Financial Officer of Alliance Pharmaceutical Corp. (the “Company”), hereby certify, based on my knowledge, that the Quarterly Report on Form 10-QSB of the Company for the three months and six months ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 14, 2005

By:	/s/ Edward C. Hall Edward C. Hall Chief Financial Officer